Exhibit 3

CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CAPSTONE TURBINE CORPORATION

Capstone Turbine Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

(1)  The name of the Corporation is Capstone Turbine Corporation.

(2)  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 9, 2000. The Certificate of Incorporation was amended and restated on June 22, 2000 and subsequently amended and restated on July 5, 2000.

(3)  Pursuant to and in accordance with Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment hereby amends the provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation by deleting Section (a) of Article III in its entirety and substituting in lieu thereof the following:

“ARTICLE III.

(a)  The Corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation shall have authority to issue is five hundred twenty-five million (525,000,000) shares. The total number of shares of Common Stock which the Corporation shall have authority to issue is five hundred fifteen million (515,000,000) shares, and the par value of each share of Common Stock is one-tenth of one cent ($0.001). The total number of shares of Preferred Stock which the Corporation shall have authority to issue is ten million (10,000,000) shares, and the par value of each share of Preferred Stock is one-tenth of one cent ($0.001). The Preferred Stock may be issued from time to time, in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issue of any shares thereof. Effective as of 4:30 p.m. Eastern Standard Time on the date of the filing of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Effective Time”), each twenty (20) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

(4)  This Certificate of Amendment was duly proposed and adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and the affirmative vote of the holders of a majority Corporation’s outstanding stock entitled to vote thereon at the 2015 annual meeting of stockholders in accordance with the provisions of Section 212 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed this 6th day of November, 2015.

/s/ Darren Jamison
Darren Jamison
President and Chief Executive Officer